Exhibit 1

MI Developments Inc.

455 Magna Drive
Aurora, Ontario L4G 7A9
Tel (905) 713-6322
Fax (905) 713-6332

MI DEVELOPMENTS ANNOUNCES AMENDMENTS TO MAGNA ENTERTAINMENT PLAN OF REORGANIZATION

March 23, 2010, Aurora, Ontario, Canada — MI Developments Inc. (“MID”) (TSX: MIM.A, MIM.B; NYSE: MIM) today announced that the Plan of Reorganization in respect of Magna Entertainment Corp. (“MEC”) and certain of its subsidiaries, jointly proposed by MEC, MID and the Official Committee of Unsecured Creditors of MEC (the “Creditors Committee”), was amended to provide for the transfer of Maryland Jockey Club (“MJC”) to MID.  The original Plan, including the litigation settlement to be implemented by the Plan, was announced by MID on January 11, 2010.

Rather than being sold by MEC pursuant to an auction as originally contemplated, MJC will form part of the assets of MEC that are to be transferred to MID under the amended Plan.  In return for the transfer of MJC, MID will pay the secured and unsecured claims of MJC creditors to the extent allowed or agreed in an estimated amount of US$23 million to US$25 million.  The amended Plan also provides that the amount to be paid by MID to the non-MJC unsecured creditors of MEC pursuant to the Plan will be increased from US$75 million to US$89 million.

Dennis Mills, MID’s Vice-Chairman and Chief Executive Officer, stated “We are excited about the development opportunities represented by the land owned by MJC. The land is comprised of 565 acres in three major properties well located in the greater Baltimore-Washington area.”

The acquisition of MJC by MID will be subject to forbearance terms that will require that the MJC racing operations be brought to a break-even status within three years and that accumulated budgeted losses during that period will not exceed US$15 million without approval from the Special Committee of the Board.  In addition, any future gaming operations at MJC will not be developed other than in combination with an experienced and financially secure gaming co-venturer on terms acceptable to the Special Committee.  With respect to the other non-real estate related MEC assets that will be transferred to MID as contemplated by the Plan, MID intends to later announce certain forbearance terms or funding limitations or other restrictions to be approved by the Special Committee with respect to any future investments by MID in, or loans to be made by MID in respect of, such assets.

The amended Plan is subject to the confirmation of the Bankruptcy Court.  MID, MEC and the Committee, among others, have entered into a Support Agreement pursuant to which, among other things, MID and the Creditors Committee agreed to support the Plan and MEC agreed to seek confirmation of the Plan by the U.S. Bankruptcy Court on or prior to April 30, 2010. The Support Agreement may be terminated if, among other things, the U.S. Bankruptcy Court denies confirmation of the Plan.

The amended Plan was approved by the Board of Directors of MID based upon a favourable recommendation from the Special Committee of the Board.

About MID

MID is a real estate operating company engaged primarily in the acquisition, development, construction, leasing, management and ownership of a predominantly industrial rental portfolio leased primarily to Magna International Inc. and its automotive operating units in North America and Europe. MID also acquires land that it intends to develop for mixed-use and residential projects. MID holds a majority equity interest in MEC, an owner and operator of horse racetracks, and a supplier, via simulcasting, of live horseracing content to the inter-track, off-track and account wagering markets.  MEC has filed a voluntary petition for reorganization under Chapter 11 of the U.S. Bankruptcy Code.

For further information about this press release, please contact Dennis Mills, MID’s Vice-Chairman and Chief Executive Officer, at 905-726-7614.

Forward-Looking Statements:  This press release may contain statements that, to the extent they are not recitations of historical fact, constitute “forward-looking statements” within the meaning of applicable securities legislation, including the United States Securities Act of 1933 and the United States Securities Exchange Act of 1934. Forward-looking statements may include, among others, statements relating to the MEC Chapter 11 Proceeding and MID’s participation therein and statements regarding MID’s future plans, goals, strategies, intentions, beliefs, estimates, costs, objectives, economic performance or expectations, or the assumptions underlying any of the foregoing. Words such as “may”, “would”, “could”, “will”, “likely”, “expect”, “anticipate”, “believe”, “intend”, “plan”, “forecast”, “project”, “estimate” and similar expressions are used to identify forward-looking statements. Forward-looking statements should not be read as guarantees of future events, performance or results and will not necessarily be accurate indications of whether or the times at or by which such future performance will be achieved. Undue reliance should not be placed on such statements. Forward-looking statements are based on information available at the time and/or management’s good faith assumptions and analyses made in light of our perception of historical trends, current conditions and expected future developments, as well as other factors we believe are appropriate in the circumstances, and are subject to known and unknown risks, uncertainties and other unpredictable factors, many of which are beyond MID’s control, that could cause actual events or results to differ materially from such forward-looking statements. Important factors that could cause such differences include, but are not limited to, the risks and uncertainties inherent in the MEC Chapter 11 Proceeding, including the success or timing of the implementation of the Joint Plan of Reorganization of Affiliated Debtors, the Official Committee of Unsecured Creditors, MID and MI Developments US Financing Inc., the success or timing of the auction of MEC’s assets, and the outcome any proceedings related to the MEC Chapter 11 Proceeding or MID’s involvement therein (including as a result of any objections raised with the Bankruptcy Court), and the risks set forth in the “Risk Factors” section in MID’s Annual Information Form for 2008, filed on SEDAR at www.sedar.com and attached as Exhibit 1 to MID’s Annual Report on Form 40-F for the year ended December 31, 2008, which investors are strongly advised to review. The “Risk Factors” section also contains information about the material factors or assumptions underlying such forward-looking statements. Forward-looking statements speak only as of the date the statements were made and unless otherwise required by applicable securities laws, MID expressly disclaims any intention and undertakes no obligation to update or revise any forward-looking statements contained in this press release to reflect subsequent information, events or circumstances or otherwise.